MAVERICK ENERGY GROUP, LTD.

135 Jenkins Street

Suite 105B, #356

St. Augustine, Florida 3208

June 29, 2021

Via Edgar Correspondence

Irene Barberena-Meissner, Esq.

Staff Attorney

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Maverick Energy Group, Ltd.
Offering Statement on Form 1-A
Filed January 8, 2021
File No. 024-11407

Dear Ms. Barberena-Meissner:

We have received your correspondence dated February 7, 2021. We have addressed your comments by reproducing them below and providing our response immediately thereafter.

Form 1-A filed on January 8, 2021

Cover Page

1.	We note your disclosure that you will offer your common stock on a best-efforts basis “primarily through an online platform.” Please revise to clarify your reference to such online platform. For example, such platform is not described in the Distribution section.

Response: We have revised the disclosure to eliminate the reference to an online platform.

Risk Factors

Because directors and officers currently and for the foreseeable future will continue to control Maverick Energy Group, Ltd., page 12

2.	We note your disclosure on page 41 that holders of your Series A Super Voting Preferred Stock are entitled to 10,000 votes per share while holders of your Common Stock are entitled to one vote per share. Please revise your disclosure here, in your summary, and on your cover page to disclose the respective voting rights of your Series A Super Voting Preferred Stock and Common Stock and to quantify the voting control by Mr. McCabe, as the sole holder of your Series A Voting Preferred Stock, after giving effect to the offering.

Response: We have revised our risk factor, our cover page and our summary to disclose the respective voting rights of our Series A Super Voting Preferred Stock and quantified the voting control of Mr. McCabe after giving effect to the offering.

Importance of Future Prices of Oil and Gas, page 13

3.	It does not appear that you currently own any interests in oil and gas wells or properties. If so, please revise your disclosure here and elsewhere in your offering circular, as appropriate, to clarify that you do not currently own any interests in oil and gas wells or property.

Response: We own the following interests in oil and gas wells which we have added to the disclosure in this amendment to the offering circular: (i) Maverick owns a 25% interest in four natural gas wells in Harrison and Doddridge County, West Virginia comprising approximately 220 acres. These wells were drilled in 2006 and still produce today. Maverick a licensed and bonded operator in the State of West Virginia and operates all four wells.; (ii) Maverick owns a 25% interest in four oil wells in Frio County, Texas and a 100% interest in the approximately 200 acres surrounding the wellbores of the four wells. Maverick contracts operations of the four wells out to a third party operator that is a licensed and bonded operator with the Texas Railroad Commission; (iii) Maverick owns a 1% interest in four oil wells in Caldwell County, Texas on approximately 700 acres. These wells are operated by a third party operator that is licensed and bonded with the Texas Railroad Commission. Maverick also owns certain horizontal drilling tools for its drilling activities: composite drill pipe; downhole gyro tools; anti-whirl drill bits; ultra short radius angle building assemblies and support tools.

Use of Proceeds, page 17

4.	If any material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. If the assets are to be acquired from affiliates of the issuer or their associates, give the names of the persons from whom they are to be acquired and set forth the basis used in determining the purchase price to the issuer. Refer to Instruction 7 to Item 6 of Part II of Form 1-A. In that regard, we note your reference to the use of proceeds for the “acquisition of qualifying producing property” and note your disclosure on page F-11 regarding options to purchase assets.

Response: We have no current plans to acquire any assets from affiliates.

Distribution, page 18

5.	We note your disclosure on page 19 that the offering will “terminate at the Company’s discretion, or on the Termination Date.” Please revise to clarify the offering period. Refer to Securities Act Rule 251(d)(3)(i)(F).

Response: We have revised the disclosure to state that the offering will terminate upon the earlier of 12 months from the date the offering is qualified or upon the sale of all offered shares.

Management, page 34

6.	Please expand your disclosure to clearly describe the business experience during the past five years of Messrs. Morgan and Teague, including in each case their principal occupations and employment during that period, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 10(c) of Part II of Form 1-A.

Response: We have revised our disclosure to provide the business experience of Messrs. Morgan and Teague.

Certain Relationships and Related Party Transactions, page 37

7.	Please provide any disclosure required by Item 13 of Part II of Form 1-A with respect to the agreements described in Note 10 to the financial statements on page F-11. In that regard, we note your disclosure on page 33 that Mr. McCabe formed Diamond Energy Services, LLC.

Response: The option agreements with Diamond Energy Services, LP referenced in Note 10 the financial statements on page F-11, have expired by their terms. For this reason, there is no reference to these option agreements in the footnotes to Maverick’s financial statements for the quarter ended March 31, 2021.

Principal Stockholders, page 40

8.	We note that your principal stockholder table reflects ownership information as of September 3, 2020. Please update this disclosure to provide information as of the most recent practicable date. In addition, please ensure that the table is updated to reflect any information required by Item 12 of Part II of Form 1-A with respect to the share issuance to USR in connection with the license agreement.

Response: We have updated the ownership information to June 1, 2021. There have not been any shares issued to USR.

Exhibits

9.	Please file copies of the following agreements as exhibits to your offering circular or tell us why you believe you are not required to do so. Refer to Item 17 of Part III of Form 1- A.

●	New Nets, LLC Convertible Notes in the aggregate outstanding amount of $58,000 as of September 30, 2020.
●	Letter of Intent for funding of up to $20,000,000 with an anticipated closing date of December 29, 2020.
●	Option Agreement to purchase substantially all the assets of Diamond Energy Services, LP.
●	Option Agreement to acquire from DESMD X, LLC an exclusive 90-day option to purchase the equivalent of a 100% working interest in the Big Foot oil and gas leases owned by DESMD X, LLC.

Response: We have added as exhibits to the offering circular the New Nets, LLC convertible notes. The other agreements have expired by their terms.

General

10.	We note your press release dated December 15, 2020 regarding your announcement that you are seeking to raise $20 million through a Regulation A offering, that you have received an $8 million indication of interest, and that you estimate your “post-money valuation” at $150 million. Please provide your analysis as to whether this press release is a solicitation of interest under Securities Act Rule 255. In that regard, we note that such press release does not include the statements required by Rule 255(b) with respect to a solicitation of interest. We may have additional comments.

Response: We recognize that the press release could be viewed as a solicitation of interest under Securities Act Rule 255 and would be willing to reissue it with the statements required by Rule 255(b).

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@culhanemeadows.com, (301) 910-2030. If you cannot reach him, please contact the undersigned at mavoneg@aol.com.

Sincerely,

/s/ James W. McCabe
James W. McCabe

cc: Ernest M. Stern, Esq. (w/encls.)

Encls.